Michael James Enterprises, Inc.

August 23, 2015

Via EDGAR

Marla L. Ransom

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Michael James Enterprises, Inc.

       Revised Preliminary Information Statement on Schedule 14C

       Filed July 8, 2016

       File No.  00-54616

Dear Ms. Ransom:

I write in response to your letter dated July 15, 2016 wherein the United States Securities and Exchange Commission (the “Commission”) proposed certain comments with regard to this filing.

Accordingly, today we have filed a Revised Preliminary Information Statement on Schedule 14C to the previously filed Preliminary Information Statement on Schedule 14C.  For ease of review we have attached to this letter a copy of the Revised Preliminary Information Statement on Schedule 14C which highlights the changes we feel address the comments of the Commission.

The Commission sought certain financial information with regard to the proposed merger between Michael James Enterprises, Inc. the reporting entity and private Michael James Enterprises, Inc.  The primary asset of the private entity was a patent sublicenses agreement for acne medication.  The sublicensor has purportedly terminated the sublicense agreement.  Due to this purported entity, the merger has been suspended until such time as the sublicense issue is resolved.  Accordingly, all references to the merger have been deleted.

760 Route 10, Suite 203, Whippany  New Jersey  07981, Office 908-204-0004 Fax  866-561-5735

In responding to the Commission’s comments, Michael James Enterprises, Inc. acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any further communications.

                                                                                                                Yours sincerely,

/s/ James Farinella

                                                                                                                  Chief Executive Officer

760 Route 10, Suite 203, Whippany  New Jersey  07981, Office 908-204-0004 Fax  866-561-5735